UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .              .

Grifols, S.A.

Item		Sequential Page Number
1.	Press Release, dated December 4, 2012.	2
2.	Relevant Event, dated December 4, 2012.	5

Grifols holds its Extraordinary General Meeting of Shareholders, with over  76% of the company’s share capital represented

Grifols shareholders approve a bonus share issue as a remuneration formula for shareholders

•    The capital increase will be achieved through the issue of 16,328,212 new Class B shares charged to voluntary reserves. Each shareholder will receive 1 new Class B share free of charge for every 20 old shares, irrespective of whether they are Class A or Class B shares

•    Grifols keeps its commitment to rewarding shareholders while also increasing the liquidity of its shares

•    Shareholders approve all proposals submitted

Barcelona, December 4, 2012: The shareholders of Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), the world’s third-largest producer of plasma-derived biological medicines, have approved by a majority a bonus issue of fully paid up shares as a formula for their remuneration. This issuance of new non-voting shares (Class B) was one of the main proposals included on the agenda of the Extraordinary General Meeting held today at the second calling, with the representation of 516 shareholders, owners of 162,570,512 class A shares, representing 76.3% of the voting share capital of the company.

The approval will allow each shareholder to receive free of charge 1 new Class B share for every 20 old shares, irrespective of whether these are Class A or Class B. The share capital increase approved, for a nominal value of 1.63 million euros, will be achieved through the issue and release of 16,328,212 new non-voting shares (Class B) with a nominal value of 0.10 euros each, with no share premium and charged to voluntary reserves.

The votes delegated to the Board of Directors represented 58% of the company’s share capital, evidencing shareholders’ endorsement of all the items on the agenda.

In this respect, shareholders also ratified the possibility to execute, within a maximum term of one year from the approval, a stock split of Grifols Class A and Class B shares in a proportion of 2 new shares for each 1 old share by reducing their nominal value and increasing the number of shares (to be multiplied by two) without changing the company’s share capital total nominal value.

At present, Grifols’ share capital amounts to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B). Upon completion of the bonus issue Grifols’ share capital will be 119.5 million euros. It will be represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 129,827,558 non-voting shares (Class B) each with a nominal value of 0.10 euros.

The new shares will also be listed and all Grifols shares will trade on the stock exchange. Specifically, Grifols’ ordinary shares (Class A) are listed on the Spanish Stock Exchange, and they are a component of the main index, Ibex-35 (GRF), and non-voting Grifols shares (Class B) are listed on the Spanish Stock Exchange (GRF.P) and on the NASDAQ (GRFS) via ADR’s (American Depositary Receipts).

Grifols maintains its commitment to shareholders

With this second bonus issue, foreseen to be published in BORME (Spanish Official Gazette of the Commercial Registry) on December 10 and executed within 15 days following its publication, Grifols remains committed to reward its shareholders, who demonstrated their confidence in the management of the company and its future by approving, in the last two years, the allocation to voluntary reserves of the full value of the profits earned by the group, amounting to 167.3 thousand euros in 2011 and 63.5 million euros in 2010.

Debt reduction is a priority for Grifols, which maintains its strategy of rapid deleveraging. In this respect, the net financial debt of Grifols at the end of the third quarter of 2012 stood at 2,519.1 million euros, representing a reduction in the leverage ratio to 3.16 times adjusted EBITDA, down from the ratio of 3.55 times for the second quarter of the year, and from 4.34 times in December 2011.

In addition, Grifols is continuing with all its existing investment plans in Spain and the United States. In this respect, capital expenditure (CAPEX) for the period 2012—2015 will total approximately 414.5 million euros, of which around 40% will be spent in Spain.

Despite the need to reinvest profits deriving from the acquisition of Talecris and in order to guarantee organic growth, the group has always been committed to find other formulae for rewarding its shareholders.

However, it remains Grifols intention to resume the payment of cash dividends in the future. The company aims to return to pay-out levels similar to those prior to the acquisition of Talecris.

About Grifols

Grifols, with presence in more than 100 countries, is a global pharmaceutical company specializing in the Hemotherapy sector, the medical discipline that treats disease using blood components. The company’s class A shares have been listed on the Spanish Stock Exchange (MCE: GRF) since 2006 and have been part of the Ibex-35 since 2008.  In 2011, the company listed non-voting class B shares on the Mercado Continuo (MCE: GRF.P) and in NASDAQ-United States via ADRs (NASDAQ: GRFS).

Grifols is the third company worldwide in plasma protein therapies, in terms of capacity after the recent purchase of Talecris, with a balanced and diversified range of products.  In upcoming years, the company will strengthen its leadership in the industry as a vertically integrated company, as a result of on-going investment plans. Grifols is the world leader in plasma collection with 147 plasma donor centers in the United States to ensure a continued and reliable supply of human plasma for the production of plasma therapies. In terms of production capacity (fractionation), Grifols owns and operates several plants in Spain and the United States that allow it to respond to the growing market demand. Grifols’ sustained growth will be supported by a strong presence in the United States, Canada and Europe.

DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that at the Extraordinary General Shareholders’ Meeting held on today’s date, on second call, all the proposals submitted to the shareholders’ approval have been passed. The complete text of the proposals is attached hereto and may also be viewed on the Company’s website (www.grifols.com).

Furthermore, the Company hereby informs that the Board of Directors, at its meeting held on today’s date after the Extraordinary General Shareholders’ Meeting, resolved to execute the Company’s share capital increase passed by the referred General Meeting under the first item of its Agenda, granting for such purpose a term of fifteen (15) days, starting as from date following the publication of the relevant notice of the share capital increase in the Official Gazette of the Commercial Registry (BORME), for the negotiation of the free allocation rights of the new Class B shares. In this connection the Company hereby informs that the publication of the referred notice in BORME is foreseen for 10 December 2012.

In Barcelona, on 4 December 2012

Raimon Grifols Roura
Secretary to the Board of Directors

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO

THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(3 / 4 December 2012)

First.                              Increase in the Company’s share capital in the amount of Euro 1,632,821.20, by issuing 16,328,212 new Class B shares without voting rights, with a nominal value of Euro 0.10 each, without share premium, against voluntary reserves, in the proportion of 1 new Class B share for each 20 former Class A or Class B shares, with provision of incomplete allocation. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Approval of the balance sheet on which the increase is based. Delegation of authorities to the Board of Directors. Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.

A)       Number and nature of the shares to be issued

It is agreed to increase the Company’s share capital in the amount of Euro 1,632,821.20 by issuing and placing in circulation 16.328.212 Class B shares without voting rights, of nominal value of Euro 0.10 each, all of them belonging to the same class and series, being Company’s shares without voting rights with the pre-emptive rights established in article 6 Bis of the Articles of Association.

Once the capital increase is carried out, in execution of this resolution, the Company’s share capital will be set at Euro 119,515,505.30 represented by 213,064,899 ordinary shares, belonging to Class A and with a nominal value of Euro 0.50 per share; and 129,827,558 non-voting shares, belonging to Class B and with a nominal value of Euro 0.10 per share.

B)       Type of issuance and payment

The new Class B shares will be issued for their nominal value of Euro 0.10, without share premium and will be paid in full against voluntary reserves.

C)       Balance sheet on which the transaction is based

Pursuant to the provisions of article 303 of the Companies Act (Ley de Sociedades de Capital) this increase in share capital is based on the individual balance sheet of Grifols, S.A. closed as of 30 September 2012, audited by KPMG Auditores, S.L., and is being approved at this General Meeting.

D)       Free allocation rights

Pursuant to the provisions of paragraph 6.1 of section 6 Bis of the Articles of Association, all the shareholders of the Company have a free allocation right in the proportion of one (1) new Class B share for each twenty (20) former shares owned by them, whether Class A shares or Class B shares.

For the foregoing purposes, shareholders will be understood as all such individuals or legal entities that, at the end of the day immediately preceding that on which the free allocation period referred to below begins, appear as holders of shares of the Company (whether of Class A or of Class B) in the accounting registries of the participating entities of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

Pursuant to the provisions of article 306.2 of the Companies Law (“Ley de Sociedades de Capital”), the free allocation rights of the new Class B shares will be transferrable, there being a period of fifteen (15) days, starting as from the date indicated in the relevant notice which will be published in the Official Gazette of the Commercial Registry (BORME), in order to allocate and transfer such rights.

Once the negotiation period for the free allocation rights expires, all new Class B shares that have not been allocated will be registered under the name of whoever can prove their ownership and kept in deposit. After three years, Class B shares that have not been yet assigned may be sold, according to article 117 of the Companies Act, on behalf of and at the risk of the interested parties. The net amount of such sale shall be held available to the interested parties as established in the applicable legislation.

Notwithstanding the foregoing, if for any reason, upon expiration of the term for the transfer of the free allocation rights, there are still Class B shares pending to be assigned, the share capital will be increased by an amount equivalent to the aggregate nominal value of all Class B shares effectively assigned.

E)       Rights of the new shares

As of the date on which the Board of Directors or, as the case may be, those members to whom the Board has delegated this authority, declare the capital increase closed, the new Class B shares will confer on their holders the rights ascribed to them by the Articles of Association.

F)        Information made available to the shareholders

This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report in compliance with the provisions of the Companies Act (Ley de Sociedades de Capital), as well as the compulsory report from the Company’s auditors.

G)       Application for the listing of the new shares

It is agreed to apply for the listing of the new Class B shares on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de Interconexión Bursátil/Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, continuance and exclusion of official trading. The Board of Directors is empowered, with full power of substitution in any of its members, so that, once the increase in capital resolution is executed, it can make the relevant applications, prepare and file the relevant documents as it considers appropriate, and carry out all actions required for this purpose.

Likewise, it is agreed to apply for the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), delegating to the Board of Directors, with full power of substitution in any of its members, the performance of such actions as may be required for this purpose.

H)       Delegation of powers to the Board of Directors

Pursuant to article 297.1.a) of the Companies Act, the Board of Directors is empowered, with full power of substitution in any of its members to, within a maximum term of one (1) year as of the date of this resolution, determine the date on which this increase must be carried out in the amount agreed, as well as to set its conditions in all matters not foreseen by the General Meeting, and to redraft article 6 of the Company’s Articles of Association (Share Capital), carrying out all such actions as may be required to register the capital increase in the Commercial Registry.

Likewise, the Board of Directors is empowered, with full power of substitution in any of its members, to decline any number of rights of free allocation needed to reconcile the free allocation ratio for the new Class B shares, to declare the closing of the capital increase and redraft article 6 of the Articles of Association (Share Capital), to apply for the listing of the new Class B shares under the terms set out in paragraph H above and, in general, to file all such documents or applications as might be required and to carry out all procedures and actions a may be necessary or convenient to fully execute this resolution.

This resolution will have no effects if the capital increase to which it refers does not take place within one (1) year as from the date of this resolution.

Second.                 Share split of the Company’s Class A and Class B shares, in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the former shares (whether of Class A or of Class B), as may be applicable, by means of a decrease in their nominal value and the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two, without any change to the total nominal value of the share capital. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Delegation of authorities to the Board of Directors for a term of 1 year. Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.

A)       Share split

Once the share capital increase foreseen in the First item of the Agenda has been executed, it is agreed to carry out a share split of the Company’s shares in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the existing shares (whether of Class A or of Class B).

This share split will take place by means of decrease in the nominal value of the Company’s shares, as a result of which the nominal value of Class A shares will go from the current value of Euro 0.50 per share to Euro 0.25per share, and the nominal value of Class B shares will go from the current value of Euro 0.10 per share to Euro 0.05 per share. Therefore, the number of the Company’s Class A and Class B shares will increase, being multiplied by two.

Once the share split is carried out, in execution of this resolution, the Company’s share capital, the nominal value of which will not change as a result of the share split, will be represented by ordinary Class A shares with a nominal value of Euro 0.25 per share, and by non-voting Class B shares with a nominal value of Euro 0.50 per share.

B)       Information available to shareholders

This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report.

C)       Application for the listing of the new shares

It is agreed to apply for the listing of the new Class A and Class B shares resulting from the share split on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de Interconexión Bursátil / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) and the simultaneous exclusion, if applicable, from trading of the Company’s former Class A and Class B shares, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the aforementioned stock exchange markets for the effective listing of the new shares resulting from the share split and the exclusion of trading of the former shares, as the case may be; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, continuance and exclusion of official trading. The Board of Directors is empowered, with full power of substitution in any of its members, so that, once the Company’s share split resolution is executed, it can make the relevant applications, prepare and file the relevant documents as it considers appropriate, and carry out all actions required for this purpose.

Likewise, it is agreed to apply for the inclusion of the new Class A and Class B shares resulting from the share split in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), granting the Board of Directors, with full power of substitution in any of its members, the performance of such actions as may be required for this purpose.

D)       Delegation of powers to the Board of Directors

The Board of Directors is empowered, with full power of substitution in any of its members and within a maximum term of one (1) year as of the date of this resolution, to determine the date on which this share split must be carried out pursuant to the requirements agreed upon, as well as to set its conditions in all matters not foreseen by the General Meeting, and to redraft article 6 of the Company’s Articles of Association (Share Capital) to adapt it to the new number of Class A and Class B shares into which the share capital will be divided and their corresponding nominal value, carrying out all such actions as may be required for its registration in the Commercial Registry.

Likewise, the Board of Directors is empowered, with full power of substitution in any of its members, to apply for the listing of the new Class A and Class B shares and the exclusion, if applicable, from trading of the Company’s former Class A and Class B shares under the terms set out in paragraph H) above and, in general, to file all such documents or applications as may be required and to carry out all procedures and actions as may be necessary or convenient to fully execute this resolution.

This resolution will have no effects if the share split to which it refers does not take place within one (1) year as from the date of this resolution.

Third.                          Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act (Ley de Sociedades de Capital), within the legal term of five years as of the date of this General Shareholders’ Meeting up to a maximum amount equivalent to 50% of the Company’s share capital as of the date of this authorisation, being enabled to carry out the increase at once or in several times. Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to exclude the pre-emptive subscription rights in the relevant capital increases, pursuant to the provisions of article 506 of the Companies Act. To revoke the resolution of delegation to the Board of directors of the authority to increase the Company’s share capital passed on 2 December 2011.

A)       Delegation of the powers to increase the Company’s share capital

To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to increase the Company’s share capital at once or in several times and at any given moment, within a maximum term of five (5) as from the date of this General Meeting, and in an amount that in no case may exceed half of the Company’s share capital at the time of this authorisation.

Pursuant to this authorisation, the share capital increases will be carried out, if appropriate, by issuing and placing in circulation the new shares (whether of Class A and Class B, exclusively Class A or exclusively Class B), with or without share premium, with a consideration consisting in cash contributions.

As long as there are non-voting Class B shares in circulation, the capital increases will observe, when applicable, the provisions of the Company’s Articles of Association as regards the pre-emptive right of acquisition that may correspond in said capital increases.

Likewise, as long as Class B shares hold the redemption rights foreseen in paragraph 4 of article 6.bis of the Articles of Association, the nominal value of the Class B shares that may be issued in the execution of this delegation of authorities cannot exceed one fourth of the total amount of the share capital resulting from the capital increase resolution.

B)       Information available to shareholders

This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report in compliance with the provisions of the Companies Act (Ley de Sociedades de Capital).

C)       Application for the listing of the new shares

When appropriate, the Company will apply for the listing of the new issued shares on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (SIBE / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) as well as the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

D)       Delegation of powers to the Board of Directors

To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to:

(a)                   set the terms and conditions of the capital increases and the characteristics of the shares in all aspects not foreseen by the General Meeting, as well as to freely offer the new unsubscribed shares within the term(s) of exercise of the pre-emptive right of subscription;

(b)                   establish that, in the event of an incomplete subscription, the share capital will be increased only in the amount of the subscriptions effectively carried out;

(c)                    redraft the articles of the Articles of Association related to share capital and number of shares;

(d)                   exclude, pursuant to the provisions of article 506 of the Companies Act, the pre-emptive right in the terms and conditions set forth therein;

(e)                    apply for, when appropriate, the listing of the shares issued pursuant to this authorisation, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing;

(f)                     request the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

E)                      Revocation of the foregoing delegation

Revoke all the terms and conditions of the resolution of delegation to the Board of Directors of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act (Ley de Sociedades de Capital), as well as the authority to exclude the pre-emptive subscription rights in the relevant capital increases passed by the Extraordinary General Shareholders’ meeting of 2 December 2011.

Fourth.                  Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company’s ordinary Class A shares on the NASDAQ.

To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to apply, at any time within a maximum term of one (1) year as from the date of this General Meeting, for the listing of the Company’s ordinary Class A shares, via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as carry out all proceedings and actions required, make the pertinent applications and prepare and file the required documents with the competent authorities of the aforementioned stock exchange for the effective listing of the Company’s ordinary Class A shares on NASDAQ.

This resolution will have no effects if the listing of Class A shares to which it refers is not requested within one (1) year as prom the date of this resolution.

Fifth.                             Granting of authorities to formalise and execute the resolutions passed by the General Meeting.

To empower all members of the Board of Directors, as well as its non-members Secretary and Vice Secretary, so that any of them, separately, may formalise in a public deed the resolutions passed by the General Meeting, with the power to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and to the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization comprises as well the granting of all kinds of public or private documents as may be deemed necessary for the implementation, development and formalization of all resolutions passed by the General Meeting, with no limitation.

*             *             *

THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: December 4, 2012